

November 17, 2023

Tara Y. Harrison
Executive Vice President & Chief Financial Officer
Virginia National Bankshares Corporation
404 People Place
Charlottesville, VA 22911

> **Re: Virginia National Bankshares Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 29, 2023**
> **File No. 001-40305**

Dear Tara Y. Harrison:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Presentations, page 33

1.   We note your disclosure of Non-GAAP measures for "ALLL to total loans, excluding acquired loans and fair value mark" and "ALLL + fair value mark to total loans" here and in your quarterly reports filed on Form 10-Q. It appears that disclosing these financial measures and metrics excluding the impact of purchase accounting or adding purchase accounting fair value mark adjustments represent individually tailored recognition and measurement methods. Accordingly, please revise your disclosures, in future filings, to remove such measures. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jee Yeon Ahn at 202-551-3673 or Robert Klein at 202-551-3847 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance